UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.

ALEXANDROU STREET

151 24, MAROUSSI

ATHENS, GREECE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

TOP Ships Inc. (the “Company” or “Top Ships”) (NASDAQ:TOPS) announced today that, through a wholly-owned subsidiary, it has entered into an agreement to acquire the megayacht “PARA BELLUM” from an affiliate of Evangelos Pistiolis, the Company’s Chief Executive Officer.

The “PARA BELLUM” is a 47-meter megayacht built in 2023 at the Sanlorenzo shipyard, with capacity for 12 guests and a crew of 10. The vessel is expected to be employed on short-term charters and managed by the Company’s existing fleet manager, Central Mare Inc., an affiliate of the Company’s Chief Executive Officer.

The purchase price is $20.0 million, out of which $11.1 million has been paid with the balance payable over a period of up to seven months, and is expected to be funded with cash on hand. Upon the closing of the transaction, the Company will assume the seller’s obligations under a secured term loan Euro facility with a principal amount of about $14.6 million currently outstanding. The facility bears interest at a rate of 2.3% over the 3 month Euribor, has principal instalments of about $0.4 million per quarter and matures in August 2030. Top Ships has agreed, following the closing of the transaction and until the purchase price is paid in full, to apply the net proceeds of any equity offerings or any excess liquidity arising from debt refinancings by the Company or its subsidiaries toward the purchase price of the vessel. The transaction was approved by a special independent committee of the board of directors of Top Ships which also obtained a third-party fairness opinion.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-267170, 333-268475 and 333-267545).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

By:	/s/ Evangelos J. Pistiolis
Name:	Evangelos J. Pistiolis
Title:	Chief Executive Officer

Date:  July 19, 2024